U.S. SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 11-K
 ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended March 31, 2002

OR

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from                      to

Commission file number      1-7872

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

The TransTechnology Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TransTechnology Corporation 700 Liberty Avenue, Union New Jersey 07083-8198

INDEPENDENT AUDITORS’ REPORT
FINANCIAL STATEMENTS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE AS OF MARCH 31, 2002
SIGNATURES
Exhibit Index
EX-23.1 Consent of Deloitte & Touche

TransTechnology Corporation
 Retirement Savings Plan

Independent Auditors’ Report

Financial Statements
March 31, 2002 and 2001 and for the year ended
March 31, 2002
Supplemental Schedule
March 31, 2002

TRANSTECHNOLOGY CORPORATION RETIREMENT SAVINGS PLAN

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of March 31, 2002 and 2001	2

Statement of Changes in Net Assets Available for Benefits for the year ended March 31, 2002	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE AS OF MARCH 31, 2002:

Form 5500, Schedule H, Line 4(i) Schedule of Assets Held at End of Year	9

Supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), other than the schedule listed above, are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

TransTechnology Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of TransTechnology Corporation Retirement Savings Plan as of March 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended March 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey

October 9, 2002

TRANSTECHNOLOGY CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2002 AND 2001

	2002	2001

ASSETS:
Investments at fair value	$42,174,674	$61,890,305
Cash	10,179,674	—
Contributions receivable:
Basic company contribution	779,813	1,263,118
Employer match	25,572	44,932
Employees	74,321	136,000

Total contributions receivable	879,706	1,444,050

NET ASSETS AVAILABLE FOR BENEFITS	$53,234,021	$63,334,355

See notes to financial statements.

TRANSTECHNOLOGY CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED MARCH 31, 2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$2,115,362
Net appreciation in fair value of investments	139,730

Total investment income	2,255,092

Contributions:
Employer	2,260,512
Employees	2,770,111
Rollovers	25,220

Total contributions	5,055,843

Total additions	7,310,935

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	17,360,997
Administrative expenses	50,272

Total deductions	17,411,269

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(10,100,334)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	63,334,355

End of year	$53,234,021

     See notes to financial statements.

TRANSTECHNOLOGY CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2002 AND 2001

1. DESCRIPTION OF PLAN

The following description of TransTechnology Corporation Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan.

The Plan is a defined contribution plan which provides participants with an opportunity to invest their contributions in various investment funds.

Contributions - Contributions to the Plan are made by individual participants and TransTechnology Corporation (the “Company”). Individual participants, while eligible for Plan membership, may contribute between 1% and 15% of their compensation on a pre-tax basis, subject to annual limitations. The Company may make two types of contributions to the Plan, matching and basic. The Company matches 50% of the first 6% of the employee’s contribution during the Plan year, up to a maximum of 3% of eligible compensation. Each Plan year, in addition to the matching contribution, the Company may make an additional contribution from its net profits to those Plan participants employed by the Company on March 31. This basic contribution is equal to 3% of each participants’ compensation earned for the Plan year. If there are no net profits for the Plan year, the Company is not required to make these contributions. All contributions are participant-directed.

Allocation - Income, expenses, gains and losses arising with respect to each separate investment fund are allocated among the participant accounts within that fund.

Participation - Employees become eligible to participate in the Plan on the first day of any month upon the completion of a one-year period of service. Employees covered by a collective bargaining agreement are not eligible to join the Plan.

Vesting - Participants, at all times, have a fully vested and nonforfeitable interest in all of their pre-tax contributions. Vesting in Company contributions occurs in 20% increments over a period of five years, with full vesting occurring after the participant completes five years of credited service.

Retirement Benefits - Payments of Plan benefits are made upon retirement, death, disability, or termination of the participant, according to the vesting schedule.

At March 28, 2002, accounts of former employees whose participation in the Plan terminated on the sale of certain businesses amounted to approximately $15.4 million. Approximately $5.3 million, representing shares in a registered investment company, were re-registered to the plan in which these former participants will participate, and, accordingly, have been included in distributions to participants for the year ended March 31, 2002. The remaining account balances of approximately $10.1 million were held in a non-interest bearing distribution cash account as of March 31, 2002. Such amounts were distributed on April 1, 2002.

Participant Loans - Participants may borrow from their accounts in an amount which does not exceed the lesser of 50% of the participant’s vested interest in the participant’s account balance or $50,000, reduced by the highest outstanding loan balance under the Plan during the previous 12 months. The minimum loan request is $500.

2.	SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan are maintained on the accrual basis of accounting. Plan assets, other than short-term investment funds, are stated at the net asset value of the funds based upon the current market value of the underlying assets on the last business day of the year. Short-term investment funds are stated at cost, which approximates market value. The Company, Eaton Corporation, and Axcelis Technologies Inc. common stock are valued at their quoted market price.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits are recorded when paid. Participating employees are not subject to Federal income taxes on contributions to the Plan, or on income accruing to the Plan, until they receive distributions from the Plan.

All administrative expenses authorized and incurred for the administration of the Plan, excluding investment expenses and loan transaction charges, are paid by the Plan out of Plan forfeitures. Total forfeitures for the Plan year ended March 31, 2002 were $87,807, which was used to pay administrative expenses. Administrative expenses in excess of the Plan forfeiture are paid by the Plan administrator. Expenses incurred in connection with the investment of trust assets are paid directly from the investment fund in which the expense is incurred. Loan transaction charges are paid directly to T. Rowe Price by the participant taking the loan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant’s account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	INVESTMENT OPTIONS

Participants may elect to have their contributions invested in any of the investment funds offered by T. Rowe Price Trust Company, trustee of the Plan. The following is a description of the investment funds into which participants may elect to invest:

•	T. Rowe Price Prime Reserve Fund — Consists of a money market fund seeking the preservation of capital and liquidity.

•	T. Rowe Price Stable Value Fund — Consists of an investment fund seeking a competitive return with stability of principal.

•	T. Rowe Price New Income Fund — Consists of investments primarily in marketable debt securities seeking a high level of income consistent with the preservation of capital.

•	T. Rowe Price Balanced Fund — Consists of investments in a diversified portfolio of stocks and bonds seeking long-term capital appreciation, current income and preservation of capital.

•	T. Rowe Price Equity Income Fund — Consists of investments primarily in dividend paying common stocks seeking dividend income and long-term capital appreciation.

•	T. Rowe Price International Stock Fund — Consists of investments primarily in well-established, non-U.S. companies seeking capital appreciation.

•	T. Rowe Price New Horizons Fund — Consists of investments primarily in common stocks of small, rapidly growing companies seeking long-term capital growth.

•	Fidelity Magellan Fund — Consists of investments primarily in common stocks and securities convertible to common stock seeking long-term capital appreciation.

•	TransTechnology Corporation Common Stock — Effective April 1, 1998, the Plan was amended to include TransTechnology common stock as an investment option. Participants are permitted to invest up to ten percent of their elective contributions in Company stock. Only new elective contributions on and after April 1, 1998 may be invested in Company stock. Transfers from other investment funds to Company stock will not be permitted. Investments in the Common stock of TransTechnology Corporation seek long-term capital appreciation.

•	Eaton Corporation Common Stock — Effective September 1, 1999, the Plan was amended to include Eaton Corporation common stock transferred to the Plan pursuant to the spin-off and merger of assets and liabilities from the Eaton Corporation Share Purchase and Investment Plan. The Eaton Corporation common stock was held in the Plan for a period of 22 months from the date of transfer. At the end of the 22-month period (July 3, 2001), investments in Eaton Corporation common stock were transferred to otherwise available investment options under the Plan. If the participant did not make an election, Eaton Corporation designated the fund into which the investment in Eaton Corporation common stock were transferred.

•	Axcelis Technologies Inc. — Eaton Corporation distributed its shares in Axcelis Technologies in the form of a spin-off to Eaton shareholders on December 29, 2000. The liquidation of these shares was subject to the same time table as the Eaton Corporation Common Stock as noted above.

T. Rowe Price Trust Company also maintains a loan account. This account is used to retain the principal balances on loans made pursuant to the provisions of the Plan. As principal and interest payments are made, the balance in the loan account is reduced and the principal amount and the interest payments are allocated to the other investments as elected by the participant.

4.	INVESTMENTS

The trustee of the Plan’s assets is T. Rowe Price Trust Company. The following is a summary of the information regarding the Plan investments, included in the Plan’s financial statements, that was prepared by the trustee of the Plan, and furnished to the plan administrator.

	2002		2001
T. Rowe Price Investments:

Cash	$—		$1,081

T. Rowe Price Prime Reserve Fund	644,329		1,126,204

T. Rowe Price Stable Value Fund	12,959,422	*	16,560,362	*

T. Rowe Price New Income Fund	975,695		1,362,429

T. Rowe Price Balanced Fund	4,398,638	*	6,927,572	*

T. Rowe Price Equity Income Fund	4,303,379	*	6,570,481	*

T. Rowe Price International Stock Fund	1,442,375		1,943,266

T. Rowe Price New Horizons Fund	4,794,727	*	5,011,685	*

Fidelity Magellan Fund	10,950,224	*	18,184,155	*

TransTechnology Corporation Common Stock	65,725		56,514

Eaton Corporation Common Stock	—		1,465,291

Axcelis Technologies Inc.	—		375,595

Loan fund	1,640,160		2,305,670

Total investments	$42,174,674		$61,890,305

•	Represents investment assets greater than 5% of net assets available for benefits at March 31.

During the year ended March 31, 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

2002
Net appreciation in fair value of investments:

T. Rowe Price New Income Fund	$(7,259)

T. Rowe Price Balanced Fund	(120,462)

T. Rowe Price Equity Income Fund	278,518

T. Rowe Price International Stock Fund	(210,650)

T. Rowe Price New Horizons Fund	545,648

Fidelity Magellan Fund	(604,137)

TransTechnology Corporation Common Stock	51,861

Eaton Corporation Common Stock	103,818

Axcelis Technologies Inc.	102,393

Total	$139,730

5.	INCOME TAX STATUS

The Trust established under the Plan to hold the Plan’s assets is intended to qualify pursuant to Section 501(c)(9) of the Internal Revenue Code, and, accordingly, the Trust’s net investment income is exempt from income taxes. The Trust has obtained a favorable tax determination letter dated April 8, 1997 from the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor believes that the Trust continues to qualify and operate in accordance with applicable provisions of the Internal Revenue Code.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan, at any time, in whole or in part. Upon the complete or partial termination of the Plan, the accounts of all participants affected thereby shall be fully vested and nonforfeitable.

During the Plan year ended March 31, 2002, the Company undertook a major program to restructure its business and sold certain subsidiaries and divisions whose employees participated in the Plan. Primarily as a result of these transactions, there was a significant reduction in the number of participants in the Plan. Accordingly, the Plan has been determined to have effected a partial Plan termination, the result of which is to immediately fully vest Plan participants in their account balances related to Company contribution and earnings thereon affected by these transactions.

******

TRANSTECHNOLOGY CORPORATION RETIREMENT SAVINGS PLAN
PLAN NUMBER: 006
EMPLOYER IDENTIFICATION NUMBER: 95-4062211

FORM 5500, SCHEDULE H, LINE 4(i) SCHEDULE OF ASSETS HELD AT END OF YEAR
MARCH 31, 2002

			Current
Identity of Issue	Description of Investment	Shares	Value

INVESTMENTS:

T. Rowe Price	* Prime Reserve Fund	644,329	$644,329

	* Stable Value Fund	12,959,422	12,959,422

	* New Income Fund	113,850	975,695

	* Balanced Fund	250,349	4,398,638

	* Equity Income Fund	175,219	4,303,379

	* International Stock Fund	129,593	1,442,375

	* New Horizons Fund	215,107	4,794,727

Fidelity Investments	Fidelity Magellan Fund	106,779	10,950,224

TransTechnology Corporation	TransTechnology Corporation Common Stock	7,385	65,725

Participant loans	* 7.00% - 10.50%

	Maturing 2002-2031		1,640,160

TOTAL			$42,174,674

*     Party in Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The TransTechnology Corporation Retirement Savings Plan

Date: October 10, 2002	By: /s/ Joseph F. Spanier Joseph F. Spanier, Vice President, Treasurer and Chief Financial Officer of the Issuer

Exhibit Index

23.1   Consent of Deloitte & Touche LLP